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                              February 3, 2021

       Patrick C. Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 22,
2021
                                                            File No. 333-252355
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
8, 2021
                                                            CIK No. 0001839341

       Dear Mr. Eilers:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement Filed on Form S-1

       Summary
       Summary Financial Data, page 35

   1. Please expand your disclosure in the table to also include the "as adjusted" amounts at
                                                        December 31, 2020
assuming consummation of the offering.
       Management, page 117

   2. Please revise your disclosure to more specifically describe your officers' and directors'
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
February 3, 2021
Page 2
      principal occupations and employment during the past five years. For example, please clarify the business experience and dates of employment for Chairman Brombach and
      Chief Executive Officer Eilers. Please refer to Item 401(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch
Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick C. Eilers
                                                       Division of Corporation
Finance
Comapany NamePower & Digital Infrastructure Acquisition Corp.
                                                       Office of Energy &
Transportation
February 3, 2021 Page 2
cc:       Debbie Yee
FirstName LastName